
                                            NOTEHOLDERS REPORT
                                    CRUSADE GLOBAL TRUST No. 1 of 1999
                            Quarterly Payment Date falling on November 15, 2000


Bond Information in US$
-----------------------

                                                    Interest      Interest            Principal          Charge
           FV Outstanding          Bond Factor      Rate          Payments            Distributions       Offs
----------------------------------------------------------------------------------------------------------------
Class A1                $0.00      0.000000%        6.93000%         $924,466.27      $52,200,241.15      $0.00
Notes

Class A2      $567,032,647.74      99.654244%       7.01000%      $10,193,318.89       $1,967,352.26      $0.00
Notes

Class A3      $125,000,000.00      100.000000%      7.10000%       $2,268,055.56               $0.00      $0.00
Notes



    Principal Collections Information in AUD
    ----------------------------------------

      Scheduled Principal Payments:            $9,275,126.10

    Unscheduled Principal Payments:           $80,011,159.10

                           Redraws:          ($5,815,567.84)
                                         -------------------
             Principal Collections:           $83,591,965.15

             Principal Charge Offs:                    $0.00

                    Principal Draw:                    $0.00
                                         -------------------
               Available Principal:           $83,591,965.15
                                         -------------------
             Principal Distributed:           $83,591,965.15

                Principal Retained:                    $0.00
                                         -------------------


    Total Available Funds in AUD
    ----------------------------

                  Available Income:           $24,072,461.59

                    Principal Draw:                    $0.00

                    Liquidity Draw:                    $0.00
                                        --------------------
             Total Available Funds:           $24,072,461.59





                                   Exh-1

Redraw/Liquidity Utilization
----------------------------

                  Redraw Shortfall:          $0.00

      Redraw Carryover Charge Offs:          $0.00

                    Liquidity Draw:          $0.00

               Liquidity Shortfall:          $0.00


Arrears Information
-------------------

                                            % of pool (by number)
                          31 - 59 days:             0.59%

                          60 - 89 days:             0.14%

                              90+ days:             0.10%

                              Defaults:               3

                                Losses:              Nil


Payment Information (CPR)
-------------------------

                               Oct-00              Sep-00            Aug-00

              1 mth CPR:       20.46%              23.14%            26.26%


Pool Information in AUD
-----------------------

       Outstanding Principal of Fixed Rate Housing Loans:      $276,241,347.73

Outstanding Principal of the Variable Rate Housing Loans:      $801,118,490.29

                                         Number of Loans:               11,897

                            Weighted Average Current LVR:               57.34%

                                       Average Loan Size:              $90,557

                              Weighted Average Seasoning:           42.17 mths

                                Average Term to Maturity:             245 mths





                                    Exh-2